MUNIYIELD FLORIDA INSURED FUND

FILE # 811-7156

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	MEMBER OF UNDERWRITING SYNDICATE FROM WHOM FUND PURCHASED
11/10/00	Miami-Dade FL Ed Fac 5.75 4/1/29	$136,540,000	$4,000,000	Morgan Stanley
2/10/00	Palm Beach FL 6.25 8/1/25	$155,000,000	$10,000,000	Salomon Smith Barney
2/18/00	FL Housing Fin. Corp 6.25 7/1/22	$110,944,705	$1,650,000	William R. Hough
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